Encana Reports on the Election of Directors Voting Results from the 2015 Annual and Special Meeting of Shareholders

Calgary, Alberta (May 12, 2015)

The following matter was voted upon at the Annual and Special Meeting of Shareholders of Encana Corporation (TSX, NYSE: ECA) (“Encana” or the “Corporation”) held on May 12, 2015 in Calgary, Alberta. This and other matters voted upon are described in greater detail in the Notice of 2015 Annual and Special Meeting of Shareholders and Information Circular dated March 16, 2015.

Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	538,598,440	99.21%	4,267,189	0.79%
Fred J. Fowler	535,681,430	98.68%	7,184,199	1.32%
Howard J. Mayson	537,860,883	99.08%	5,004,746	0.92%
Lee A. McIntire	535,152,170	98.58%	7,713,459	1.42%
Margaret A. McKenzie	539,172,856	99.32%	3,692,773	0.68%
Suzanne P. Nimocks	535,435,239	98.63%	7,430,390	1.37%
Jane L. Peverett	536,537,103	98.83%	6,328,526	1.17%
Brian G. Shaw	538,136,216	99.13%	4,729,413	0.87%
Douglas J. Suttles	539,592,566	99.40%	3,273,063	0.60%
Bruce G. Waterman	535,424,886	98.63%	7,440,743	1.37%
Clayton H. Woitas	534,858,933	98.53%	8,006,696	1.47%

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Sr. Advisor, Media Relations
(403) 645-2252	(403) 645-6553

Source: Encana Corporation